                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                            BAYER AKTIENGESELLSCHAFT
                               BAYER CORPORATION*
                 (Translation of registrant's name into English)

                             Bayerwerk, Gebaeude W11
                              Kaiser-Wilhelm-Allee
                                51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X            Form 40-F
                                 ----                   -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
                                                      -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
                                                      -----

         Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes              No  X
                                  ----            ----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                               ----




* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

BAYER
AD-HOC MESSAGE

Q1 2004 UNDERLYING EBIT EXPECTED TO BE ABOUT 25-30% ABOVE ANALYSTS' EXPECTATIONS


o EBIT before special items in Q1 2004 should approximately match last year's high level

o     Forecast for the full year confirmed


LEVERKUSEN, APRIL 28, 2004

Thanks to a pleasing performance in the first quarter of 2004, Bayer expects to exceed analysts' forecasts for its EBIT before special items by about 25 - 30 percent, giving EBIT (underlying) in the region of the Q1 2003 figure of Euro 833 million.

Below is Bayer's quarterly consensus based on the estimates of 19 banks:


Euro MILLION                                                 AVERAGE                 Max./Min.
                                                             -------                 ---------
SALES                                                          7,234                   7,659 / 7,030
EBIT (REPORTED)                                                605                     792 / 462
EBIT (ADJUSTED)                                                635                     817 / 519
PRE-TAX EARNINGS                                               430                     628 / 275
NET EARNINGS                                                   263                     389 / 142
EARNINGS PER SHARE (Euro)                                      0.36                    0.53 / 0.19


For 2004, Bayer confirms full year earnings guidance to improve both EBIT before special items and EBITDA by more than 10 percent year-on-year.

Publication of the complete report for the first quarter of 2004 is scheduled for May 10, 2004 at 7:30 a.m. CEST.

BAYER INVESTOR RELATIONS CONTACTS:
DR. ALEXANDER ROSAR (+49-214-30-81013)
DR. JUERGEN BEUNINK (+49-214-30-65742)
PETER DAHLHOFF (+49-214-30-33022)
UTE KRIPPENDORF (+49-214-30-33021)
ILIA KURTEN (+49-214-30-35426)
JUDITH NESTMANN (+49-214-30-66836)



FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Consensus earnings estimates are based on earnings projections made by securities analysts who cover Bayer. Any opinions, forecasts, estimates, projections or predictions regarding Bayer's performance made by the analysts (and, therefore, the Consensus estimate numbers) are theirs alone and do not represent the opinions, forecasts, estimates, projections or predictions of Bayer or its management. Bayer does not by providing these estimates imply its endorsement of or concurrence with such information, conclusions or recommendations. Bayer assumes no liability for the accuracy of such estimates and undertakes no obligation to update or revise such estimates.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Bayer Aktiengesellschaft
                                             (Registrant)



                                        By:     /s/  ppa. Alexander Rosar
                                              ----------------------------------
                                              Name:  Alexander Rosar
                                              Title: Head of Investor Relations

                                        By:     /s/  Armin Buchmeier
                                              ----------------------------------
                                              Name:  Armin Buchmeier
                                              Title: Senior Counsel

Date: 29. April 2004